THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

October 28, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Tom Kluck, Legal Branch Chief
Ms. Folake Ayoola, Attorney-Advisor

RE:        ON-AIR IMPACT, INC.
Registration Statement on Form S-1
Amendment No. 2
Filed  September 21, 2010
File No.: 333-168413

Dear Mr. Kluck and Ms. Ayoola:

Below please find our responses to the Staff’s comment letter, dated October 8, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 2, marked to show changes from the previous filing can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri
Philip Magri, Esq.

Prospectus Cover Page
1.           We note that your cross-reference to the risk factors sections is duplicated.  Please delete one of the references.  Refer to Item 501(b)(5) of Regulation S-K.

Response:  We have revised this disclosure to comply with this comment.

Risk  Factors, page 6

2.           Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed.  Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you.  For example only, see the following:

• “We rely on intellectual property and proprietary rights,” page 8;

• “We will depend on continued performance of and improvements to our computer network, page 9; and

• “There will be risk associated with our domain names,” page 10.

Please revise accordingly.  As a general rule, your revised subheadings should work only in this document.  If they are readily transferable to other companies’ documents, they are probably too generic.  See Item 501(c) of Regulation S-K.

Response:  We have revised this disclosure to comply with this comment.

“We are selling this offering without an underwriter and may be unable to sell any shares…”

3.           Please revise this risk factor to adequately address the risk presented, particularly the risk factor subheading.

Response:  We have revised this disclosure to comply with this comment.

Description of Business

Business Overview, page 14

4.           We note your statement “On-Air Impacts’ goal is to provide clients with measurement, valuation and analysis of on-air branded elements…”  Please clarify what on-air branded elements” means so that an ordinary investor can better understand your disclosure.  Instead of using industry jargon, explain these concepts in concrete, everyday language.  If you must use industry-specific terms, please explain the meaning of the terms the first time they are used.

Response:  We have deleted the sentence.

Goals, page 14

5.           Please expand your disclosure to discuss in great detail how the consumer research project and the software program will be material to your business plan and operations in the next 12 months.

Response:  We have revised this disclosure to comply with this comment.

6.           Please provide the basis for your statement that, “Ultimately, when complete, we believe that the software will deliver the highest level of accuracy in the sports and entertainment sector.”

Response:  We have deleted the sentence.

7.           Please explain the terms “proprietary grading system” and “monetary range” when first use.

Response:  We have revised this disclosure to comply with this comment.

8.           We note your statements:

• “Our intended clients can be broken-down into four categories: Team Sports and Events, Media Rights Holders, Sponsorship and Event Agencies and Consumer Brands, page 14; and

• “ Our mission is to provide our clients with no only irrefutable brand analysis data but also a deep in –depth insights…” page 14.

Please expand your disclosure to discuss these details in more detail.  For example, please describe the four categories.  Also revise your MD&A section to discuss when the company expects to accomplish these goals.

Response:  We have deleted these sentences.

Operating Strategies, page 15

Consumer Research Project, page 15

9.           We refer to your statement that the consumer research project will dispel the myth “that all detection should be viewed of equal value…” Since it does not appear that this study has yet been conducted, please tell us your basis for believing that the study will indeed support such a statement.

Response:  We have deleted the sentence.

Propriety Software Program, page 15

10.         Please provide the basis for you statement that “[T]he software is expected to deliver the highest level of accuracy in the sports analytics marketplace.”

Response:  We have deleted the sentence.

Merging the market study with the software program, page 15

11.         Please clarify if the software program will be available to your competitors.

Response:  We have revised the disclosure.

Cumulative Services, page 16

12.         Please expand your disclosure with regards to your consultative services.  Refer to Item 101 of Regulation S-K. Further, please clarify your basis for you statement that your competitors do not have principals who have industry knowledge and expertise.

Response:  We have revised the disclosure.

Competitive Analysis, page 16

Overview page 16

13.         Please expand the disclosure to include the competitive business conditions, the registrant’s competitive position in the industry and the methods the registrant will use to compete.  Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:  We have revised the disclosure.

14.         Please clarify what “unofficial met leadership status“ means.

Response:  We have revised the disclosure.

Description of Property, page 18

15.         Please clarify whether you will be getting the additional space in the next 12 months.  Further, please discuss if the offering proceeds will be applied to any such costs, and revise the “Use of Proceeds” section accordingly.

Response:  We have revised the disclosure.

Use of Proceeds, page 18

16.         Please describe in great detail the use of proceeds, such as the marketing and sales initiatives costs, production of revenue producing media and content, and the general working capital costs.  See Item 504 of Regulation S-K.

Response:  We have revised the disclosure.

Determination of Offering Price, page 20

17.         We not that you intend to apply to list your common shares on the OTCBB.  The OTCBB is not an issuer listing services but is instead a quotation medium.  You may not apply to list you shares on the OTCBB.  Market makers may make an application for quotation of your shares.  Please revise your disclosure accordingly.  All references to an OTCBB listing should be removed.

Response:  We have revised the disclosure.

Plan of Distribution, page 21

Offering will be sold by our Officer and Director, page 21

18.         We note your statement “…other than in connection with transactions in securities,; and (B) are brokers or dealers, or been associated person of a broker or dealer…” Please revise the disclosure to track the requirement in Rule 3a4-1 of the Securities Act of 1934.

Response:  We have revised the disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 22

Management and Director Biographies, page 22

19.         Please revise to disclose the specific experience, qualifications, attributes or skill that led to the conclusion that each individual should serve as a director.  Provide this disclosure on a director- by-director basis.  Refer to Item 401(e)(1) of Regulation S-K.

Response:  We have revised the disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 25

20.         Please provide the address of the beneficial owners.  Refer to Item 403(a) of Regulation S-K.

Response:  We have revised the disclosure.

Description of Securities, page 25

21.         Please describe the securities in detail as required by Item 202 of Regulation S-K.  For example only, please discuss any sinking funds provisions, or any provision discriminating against any existing prospective holders of the common stock as a result of such security holder owning

Response:  We have revised the disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

22.         Please delete the reference to “Selected Historical Financial Data” because there is no section entitled as such in the prospectus.

Response:  We have revised the disclosure.

Proposed Milestones to Implement Business Operations, page 30

23.         Please revise to provide more details of your specific plan of operation. For each milestone, please discuss the anticipated time frame for beginning and completing each milestone, the categories of expenditures and the expected source of such funding.  Please explain how the Company intends to meet of the milestones if it cannot receive funding.  See Item (a)(2) of Regulation S-K.

Response:  We have revised the disclosure.

24.         We note your statement in the first paragraph on page 31, “This is indirect contrast to our competitors, who prefer to provide ‘exact dollar value,’ which suggest no possible standard deviations in their software models.  Again this provides On –Air Impact with the advantage of providing output in the form of actionable neutral, dollar valuations.  Finally when combined with relevant, industry leading consultation, the finished output will provide a product that will transform the valuation and measurement space in both the sports and entertainment industries.”  Please provide a basis for your disclosure.

Response:  We have deleted the disclosure.

25.         We note your statement in the first paragraph on page 31: “The estimated cost to be borne for the consumer research study to be conducted is approximately $5,000 and the development of the software program is approximately $25,000.  The offering proceeds will not be applied to any such costs.” Please clarify how you intend to finance these costs.

Response:  We have revised the disclosure.

Liquidity and Capital Resources, page 31

26.         We note your statement in the second paragraph of this subsection, “We believe that we will start to generate revenue in the next 12 months…” Please explain and provide a reasonable basis for this disclosure.

Response:  We have revised the disclosure.

Market for Common Equity and Related Stockholder Matters, page 34

27.         Please include the disclosure required by Item 201(a)(2) of Regulation S-K.

Response:  We have revised the disclosure.

Part II

Item 13. Other Expenses of Issuances and Distribution

28.         Please reconcile this disclosure with the use of proceeds table on pages 18 – 19.

Response:  We have revised the disclosure.